SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           Long Form of Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [x] Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [_] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 18, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.
                                                By: /s/ Pedro Toll
                                                ---------------------
                                                Name: Pedro Toll
                                                Title: Deputy Manager

FOR IMMEDIATE RELEASE

         Bladex Reports Third Quarter 2004 Net Income of US$33.7 million

3Q04 Financial Highlights

o Net Income in the 3Q04 was US$33.7 million, compared to US$24.3 million in the 2Q04 and US$17.8 million in the 3Q03.

o The credit portfolio in Argentina at September 30, 2004, was US$327 million, down US$34 million, or 9%, from 2Q04, and US$126 million, or 28% from 3Q03.

o On October 8, 2004, the Bank announced the receipt of a US$56 million Argentine loan prepayment, which resulted in a loan loss provision reversal of US$43 million. Along with other principal reductions, the credit portfolio in Argentina as of October 31, 2004 had decreased to US$253 million.

Panama City, Republic of Panama, November 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) ("Bladex" or "the Bank"), announced today its results for the third quarter ended September 30, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP; all figures are stated in U.S. dollars.)

The table below depicts selected key figures and ratios for the periods indicated:

                                   Key Figures
      ------------------------------------------------------------------------
                                      9M03     9M04     3Q03     2Q04    3Q04
      ------------------------------------------------------------------------
      Net Income (In US$ million)    $95.3    $87.8    $17.8    $24.3   $33.7
      EPS (*)                        $3.78    $2.23    $0.45    $0.62   $0.86
      Return on Average Equity       29.7%    19.1%    12.6%    15.8%   21.2%
      Tier 1 Capital Ratio           37.8%    43.8%    37.8%    41.1%   43.8%
      Net Interest Margin            1.81%    1.71%    1.96%    1.72%   1.74%
      ------------------------------------------------------------------------

      (*) Earnings per share calculations are based on the average number of shares outstanding during each period. During the first nine months of 2004, the average number of common shares outstanding was 39.3 million, compared to 25.1 million for the same period in 2003.

In a subsequent event, on October 8, 2004, the Bank announced the receipt of a US$56 million prepayment on an Argentine restructured loan. The Bank accounted for this prepayment by reversing allocated loan loss provisions back to earnings, generating a profit for accounting purposes of US$43 million.

Comments from the Chief Executive Officer:

Jaime Rivera, Chief Executive Officer of Bladex, stated, "The third quarter results were driven by continued progress in our strategy of deploying an expanded trade finance business model, as well as a successful approach in addressing the remaining issues pertaining to our portfolio in Argentina.

Notably, collections in Argentina remain strong. The January 1st, 2004 repayment schedules for our restructured portfolio indicated a potential credit portfolio level of US$357 million at October 31st. However, prepayments brought the figure down to US$253 million.

Although positive in that they strengthen the balance sheet and improve net income, the rapid principal collections in Argentina result in diminished contributions to our net interest revenue stream. We have thus shifted additional resources to our new commercial team to support the re-leveraging of our balance sheet and the generation of additional fee income. The resulting trends, as evident in our financial statements, are tangible. First, fee income increased by 7% during this quarter. Second, our net interest margin increased by 2 basis points.

The successful collection of our Argentine exposure, along with the change in our portfolio mix and our profit generation, have continued to significantly strengthen the capital position of the Bank. Accordingly, we are reviewing our capital plan in light of our growth and investment perspectives.

Bladex remains focused on the disciplined execution of its strategy. We are working from the unique competitive position that the combination of ample resources, a first rate team, an unequaled client franchise, and our special shareholder support, affords us," Mr. Rivera concluded.

NET INTEREST INCOME

                                (In US$ million)
      -----------------------------------------------------------------
                                9M03    9M04     3Q03    2Q04     3Q04
      -----------------------------------------------------------------
      Net Interest Income      $40.7   $33.0    $13.4   $11.1    $10.6
      -----------------------------------------------------------------

The US$7.8 million decline in net interest income during the nine months of 2004 compared to the same period of 2003, was mainly due to lower spreads over LIBOR on the Bank's accruing loan and investment securities portfolio, resulting both from the generally improved risk perception in the Bank's markets, and from a reduction in the stock of non-trade credit portfolio, which yields a higher spread.

NET INTEREST MARGIN

The table below depicts the net interest margin (net interest income divided by the average balance of interest-earning assets) and the net interest spread (average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

      -------------------------------------------------------------------------
                                9M03       9M04      3Q03       2Q04      3Q04
      -------------------------------------------------------------------------
      Net Interest Margin      1.81%      1.71%     1.96%      1.72%     1.74%
      Net Interest Spread      1.18%      1.11%     1.31%      1.19%     1.02%
      -------------------------------------------------------------------------

3Q04 vs. 2Q04

The 2 basis point increase in the quarter in the net interest margin was mainly due to the impact of higher market interest rates on the Bank's available capital, and increased interest collections in the Bank's non-accruing portfolio, an effect that was partially offset by lower lending spreads over LIBOR on the Bank's accruing portfolio.

The 17 basis point decline in the net interest spread primarily reflects lower lending spreads over LIBOR.

9M04 vs. 9M03

The decrease of 10 basis points and 7 basis points in the net interest margin and net interest spread, respectively, for the first nine months of 2004, compared to the same period of 2003, was mainly due to lower spreads over LIBOR on the Bank's accruing loan portfolio.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

      ----------------------------------------------------------------------------------
       (In US$ thousands)                        9M03     9M04     3Q03    2Q04    3Q04
      ----------------------------------------------------------------------------------
      Letters of credit                        $3,448   $3,147   $1,092    $907  $1,116
      Guarantees:
            Country risk coverage business        942      892      309     302     285
            Other guarantees                      791      352      242     120     103
      Loans and other                           1,113      426      270     169      81
                                               ------   ------   ------  ------  ------
      Total Commission Income                  $6,294   $4,817   $1,913  $1,498  $1,584

      Commission Expenses                       (248)     (91)    (131)    (27)    (15)
                                               ------   ------   ------  ------  ------
      Commission Income, net                   $6,046   $4,726   $1,782  $1,471  $1,569
                                               ======   ======   ======  ======  ======
      ----------------------------------------------------------------------------------

Net commission income for the third quarter of 2004 improved by US$98 thousand, or 7%, compared to the second quarter of 2004, mostly due to higher revenues from letter of credit activity.

The 22% decline in net commission income during the first nine months of 2004, compared to the same period in 2003, was mainly due to: i) a 62% decline in loan commission income, related to lower volumes of loan commitments, and to a one-time loan commitment fee of US$344 thousand that was recognized during the first quarter of 2003, and ii) decreased volumes in letters of credit and guarantees, reflecting risk-based action on the Bank's part during the early part of 2004.

PROVISIONS FOR CREDIT LOSSES

During the third quarter of 2004, the Bank reversed US$23.7 million in provisions for credit losses, compared to US$17.4 million in the second quarter of 2004. The US$23.7 million provision reversals were mainly the result of:

      (i) Principal payments and prepayments on Argentine restructured loans, as well as recoveries in previously charged-off Argentine loans, accounting for provision reversals of US$12.7 million.

      (ii) A decrease in generic reserves assigned to certain countries, resulting in provision reversals of US$11.0 million, mainly due to upgrades in country credit ratings.

The US$23.7 million total is reflected in the income statement as a US$27.4 million entry in loan loss provision reversals, and US$3.7 million in provision charges related to off-balance sheet credit risk. The US$3.7 million provision charge for losses on off-balance sheet credit risk during the quarter reflected increased letter of credit exposure in certain countries. As the letters of credit become loans, the reserve for off-balance sheet risk will be reduced, and the reserve for loan losses will be increased.

For the first nine months of 2004, provision reversals amounted to US$62.5 million, compared to US$49.4 million during the same period of 2003. During the first nine months of 2004, Argentine provision reversals amounted to US$51.2 million due to payments and prepayments on Argentine restructured loans, as well as Argentine loan recoveries. In addition, the Bank has decreased generic reserves assigned to certain countries due to improved risk perception as reflected in country credit ratings. In 2003, provision reversals were mainly due to the sale of US$199.5 million (nominal value) of Argentine loans, which resulted in US$54.1 million of provision reversals. This was partially offset by the increase in generic reserves due to the higher risk levels in some countries in the Latin American and Caribbean region (the "Region") during that period.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

      -----------------------------------------------------------------------------------------

       (In US$ thousands)                            9M03      9M04     3Q03     2Q04     3Q04
      -----------------------------------------------------------------------------------------
      Salaries and other employee expenses         $7,093    $7,252   $2,103   $2,493   $2,382

      Depreciation                                  1,131     1,027      378      338      330

      Professional services                         2,163     1,793      632      870      416

      Maintenance and repairs                         831       905      292      349      299

      Other operating expenses                      3,533     4,231    1,350    1,676    1,365
                                                  -------   -------   ------   ------   ------
            Total Operating Expenses              $14,749   $15,208   $4,755   $5,727   $4,792
                                                  =======   =======   ======   ======   ======
      -----------------------------------------------------------------------------------------

3Q04 vs. 2Q04

Total operating expenses for the third quarter of 2004 decreased by US$935 thousand, or 16%, compared to the second quarter of 2004, mainly due to reductions in expenses related to consulting fees, technology outlays, and general decreases in other operating expenses.

9M04 vs. 9M03

Total operating expenses for the first nine months of 2004 increased by US$458 thousand, or 3%, mostly due to higher insurance premiums, expenses related to new product development, branding, and increased business promotion efforts.

BUSINESS OVERVIEW

The following tables are depicted as a bar chart

                          Credit Portfolio Outstanding
                                  (US$ million)

                    Sep-03      Dec-03      Mar-04      Jun-04      Sep-04

Trade               1,580       1,719       1,740       1,854       1,871

Non-Trade             717         646         524         511         418

Non-Accrual           500         482         446         403         369

Total               2,797       2,847       2,710       2,768       2,658

                              Credit Disbursements
                                  (US$ million)

                          4QTR03      1QTR04      2QTR04      3QTR04

Loans and investments       927        644         854          733

Contingencies               195        188         320          308

Total                     1,122        831       1,174         1,041

At September 30, 2004, the Bank's credit portfolio totaled US$2.7 billion, compared to US$2.8 billion at June 30, 2004. This decline was the result of decreases in the Bank's stock of non-trade portfolio and non-accrual credit portfolio in Argentina.

The percentage of trade credits (excluding the non-accruing portfolio in Argentina) increased from 77% at June 30, 2004, to 80% at September 30, 2004. The geographic composition of the Bank's credit portfolio (excluding the non-accruing portfolio in Argentina) by client-type and transaction-type as of September 30, 2004, was as follows:

    --------------------------------------------------------------------------------------------------------------
                                                      Caribbean      Other
                                                     and Central     South                   Total        Total
                                Brazil     Mexico      America      America    Other (*)   30-SEP-04     30-JUN-04
    --------------------------------------------------------------------------------------------------------------
    Financial Entities           87%        69%          72%          79%        100%         81%           79%
    Non-Financial Entities       13%        31%          28%          21%          0%         19%           21%

    Trade                        88%        86%          82%          62%         19%         80%           77%
    Non-Trade                    12%        14%          18%          38%         81%         20%           23%
    --------------------------------------------------------------------------------------------------------------

      (*) Consists of securities purchased under agreements to resell classified as U.S. country risk of US$30 million, guarantees of US$7 million issued to a multilateral bank in Honduras, and US$82 thousand and US$33 thousand of letters of credit confirmed for banks in Spain and the United States, respectively.

As of September 30, 2004, 82% of the Bank's outstanding credit portfolio (loans, investment securities and off-balance sheet items) excluding Argentina was scheduled to mature on or before September 30, 2005. The equivalent figure as of June 30, 2004, was 84%. The distribution of the Bank's credit portfolio as of September 30, 2004, was as follows:

The following tables are depicted as a pie chart

                            Country Credit Portfolio
                       (US$ million, except percentages)

        Other
      Countries       Mexico       Ecuador       Colombia        Chile
      $520 - 20%    $311 - 12%    $98 - 4%      $138 - 5%      $141 - 5%

                            Brazil        Argentina
                         $1,123 - 42%    $327 - 12%

                           Risk Weighted Portfolio(*)
                       (US$ million, except percentages)

        Other
      Countries       Mexico       Ecuador       Colombia        Chile
      $279 - 21%    $132 - 10%    $11 - 1%       $77 - 6%       $44 - 3%

                            Brazil        Argentina
                          $480 - 36%      $327 - 24%

(*)Based on Basel I methodology.

BRAZILIAN EXPOSURE

At September 30 2004, June 30, 2004, and September 30, 2003, the Bank's net exposure in Brazil and the composition of such exposure by client-type and transaction-type, were as follows:

      (In US$ million)
      ------------------------------------------------------------------------------------------------------
                                                      September 30, 2004              Jun. 30,   Sep. 30,
                                                                                        2004       2003
                                          ------------------------------------------------------------------
                                           Loans  Investment   Contingencies  Total      Total      Total
                                                  Securities
      ------------------------------------------------------------------------------------------------------
      Nominal Value                         $996.5      $11.0      $114.5    $1,122.0   $1,253.0   $1,195.8
      Fair value adjustments                  n.a.        0.6        n.a.         0.6        0.7        1.2
                                            ------      -----      ------    --------   --------   --------
      Credit Portfolio                      $996.5      $11.6      $114.5    $1,122.6   $1,253.7   $1,197.0
      Allowance for credit losses           (23.6)       n.a.       (0.6)      (24.2)     (34.3)     (61.6)
                                            ------      -----      ------    --------   --------   --------
      ------------------------------------------------------------------------------------------------------
      Net Exposure                          $972.9      $11.6      $113.9    $1,098.4   $1,219.4   $1,135.3
      ------------------------------------------------------------------------------------------------------

                                       -------------------------------------------------------------
                                                                 30-SEP-03   30-JUN-04    30-SEP-04
                                       -------------------------------------------------------------
                                       Financial Entities              81%         86%          87%
                                       Non-Financial Entities          19%         14%          13%

                                       Trade                           74%         84%          88%
                                       Non-Trade                       26%         16%          12%
                                       -------------------------------------------------------------

At September 30, 2004, the Bank's entire Brazilian portfolio was current on interest and principal. The portfolio included a non-accruing restructured loan to a corporation, which is current in interest and principal, in the amount of US$43 million, unchanged from June 30, 2004, and compared to US$47 million at September 30, 2003. As of September 30, 2004, the specific allowance for loan losses related to this credit amounted to US$14 million.

ARGENTINE EXPOSURE

The following table is depicted as a bar chart

                                  (US$ million)

                                Dec-01   Mar-02   Jun-02   Sep-02   Dec-02

Credit Portfolio                1,114     960      878       846      774

Net Exposure (1)                1,002     828      494       462      394

Reserve and fair value
adjustments of investments
as a % of nominal value          13%      17%      49%       50%      53%

                                Mar-03   Jun-03   Sep-03   Dec-03   Mar-04

Credit Portfolio                 758      584      452       435      399

Net Exposure (1)                 401      350      272       240      222

Reserve and fair value
adjustments of investments
as a % of nominal value          51%      43%      40%       45%      45%

                                Jun-04   Sep-04   Oct-04

Credit Portfolio                 360      327      253

Net Exposure (1)                 202      178      157

Reserve and fair value
adjustments of investments
as a % of nominal value          45%      46%      39%

(1) Exposure net of specific allowances for credit losses and net of fair value adjustment son investment securities (impairment loss).

(2) During October 2004 Argentine exposure was reduced by US$73 million due to, among other principal reductions, a prepayment of an Argentine restructured loan in the amount of US$56 million.

At September 30, 2004, the Bank's US$178 million exposure in Argentina, net of the allowance for credit losses, represented 29% of its total stockholders' equity, compared to 32% at June 30, 2004, and 48% at September 30, 2003.

The Bank's credit portfolio in Argentina is denominated in U.S. dollars (92%) and Euros (8%).

The Bank's Argentine net exposure at the dates indicated is presented in the following table:

(In US$ million)
--------------------------------------------------------------------------------------------------------------
                                                    October 31, 2004               Sep. 30, Jun. 30, Sep. 30,
                                                                                     2004     2004    2003
                                     -------------------------------------------------------------------------
                                               Investment    Acceptances
                                       Loans   Securities        and         Total    Total    Total   Total
                                                            Contingencies
--------------------------------------------------------------------------------------------------------------
Nominal Value ("gross portfolio")       $220.4     $5.3          $31.8       $257.5   $330.9   $364.4  $456.9
Impairment loss on securities            n.a.     (4.4)           n.a.        (4.4)    (4.4)    (4.3)   (4.8)
                                        ------     ----          -----       ------   ------   ------  ------
Credit Portfolio                         220.4      0.9           31.8        253.1    326.5    360.1   452.1
Specific allowance for credit losses    (76.0)     n.a.         (20.4)       (96.4)  (148.5)  (158.2) (179.9)
                                        ------     ----          -----       ------   ------   ------  ------
--------------------------------------------------------------------------------------------------------------
Net Exposure                            $144.4     $0.9          $11.5       $156.8   $178.0   $201.9  $272.2
                                        ======     ====          =====       ======   ======   ======  ======
--------------------------------------------------------------------------------------------------------------

The US$33.6 million reduction in the Argentine credit portfolio during the third quarter of 2004 was mainly due to: i) scheduled repayments of restructured loans of US$15.1 million; ii) principal loan prepayments of US$10.3 million; iii) sales of loans and investment securities for a total of US$8.7 million; and iv) fair value adjustments of investment securities and changes in the valuation of foreign currency (Euro) exchange rates (-US$0.5 million).

The Argentine credit portfolio reduction experienced in the twelve-month period ended September 30, 2004 totaled US$125.6 million, or 28%. The reduction was mainly due to: i) the sale of loans and investment securities totaling US$23.7 million; ii) payments and prepayments of US$103.9 million; and iii) fair value adjustments of investment securities and changes in the foreign currency (Euro) exchange rates (US$2.0 million).

On October 8, 2004, the Bank announced the prepayment of an Argentine restructured loan to a financial institution in the amount of US$56.1 million, which contributed to a reduction of the Bank's Argentine credit portfolio from US$326.5 million as of September 30, 2004, to US$253.1 million as of October 31, 2004. This prepayment generated a reversal of provisions of approximately US$42.8 million, increasing the Bank's stockholders' equity and net income by the same amount.

The distribution of the Argentine credit portfolio by industry type at the dates indicated was as follows:

     (In US$ million, except percentages)
     ------------------------------------------------------------------------------------------------
                                           Credit Portfolio              Credit Portfolio
                                           as of September,               as of October,
                  Industry                     30, 2004              %       31, 2004              %
     ------------------------------------------------------------------------------------------------
     Non-Financial Entities
         Beverage                                 $12                4%           $12             5%
         Food production                           14                4%            14             6%
         Mining and oil and gas
          extraction                               40               12%            37            14%
         Utilities                                 38               12%            28            11%
                                                 ----                             ---
     ------------------------------------------------------------------------------------------------
           Total Non-Financial Entities          $104               32%           $91            36%
     ------------------------------------------------------------------------------------------------
     Financial Entities
         Controlled subsidiaries of
           major US and European Banks            $43               13%           $42            17%
         State owned banks guaranteed
           by third party paper                    56               17%            51            20%
         State-owned banks                        124               38%            68            27%
                                                 ----                             ---
     ------------------------------------------------------------------------------------------------
           Total Financial Entities              $222               68%          $162            64%
     ------------------------------------------------------------------------------------------------
           Total                                 $327              100%          $253           100%
                                                 ====                            ====
     ------------------------------------------------------------------------------------------------

As of September 30, 2004, the Bank had reverse repurchase agreements with Argentine counterparties totaling US$30 million, which were fully collateralized with U.S. Treasury securities, in comparison to US$112 million as of June 30, 2004 and US$132 million as of September 30, 2003. These assets are classified as U.S. country risk.

Interest payments on Argentine credits (loans and investment securities) are recorded on a cash basis. The Bank collected interest from Argentine borrowers of US$5 million during the third quarter of 2004, compared to US$4 million during the second quarter of 2004, and to US$6 million during the third quarter of 2003. During the third quarter of 2004, interest payments received represented 100% of the payments due and payable within the quarter, compared to 97% during both the second quarter 2004 and the third quarter of 2003. Although significant amounts of interest have been received on a consistent basis from most of the Bank's borrowers in the country, the ultimate collection of principal on these credits is evaluated separately.

The composition and maturity profile of the Bank's remaining Argentine credit portfolio in terms of performance as of September 30, 2004 and October 31, 2004, were as follows:

    (In US$ million, except percentages)
    ---------------------------------------------------------------------------------------------------------------------
                                              Outstanding   Outstanding                     Repayment Schedule
                                                 as of         as of             ----------------------------------------
    Argentine Credit Portfolio Status        Sep. 30, 2004 Oct. 31, 2004    %    2004   2005  2006   2007-2010   Past Due
    ---------------------------------------------------------------------------------------------------------------------
    Performing under original terms                $26          $27        11%    $1     $11   $12       $2         $0
    Restructured and performing under
    renegotiated terms                             281          217        86%     8      64    60       85          0
    interest                                        19            9         4%     0       0     0        0          9
                                                  ----         ----               --     ---   ---      ---         --
    ---------------------------------------------------------------------------------------------------------------------
    Total                                         $327         $253       100%    $9     $75   $72      $88         $9
                                                  ====         ====               ==     ===   ===      ===         ==
    ---------------------------------------------------------------------------------------------------------------------

The "Restructured and performing under renegotiated terms" portfolio has an average life of approximately 2 years. None of the restructurings have involved reduction in the face amount of the debt. Assets "Not yet restructured and not paying interest" as of October 31, 2004, consist of obligations from two companies in the utilities sector.

ASSET QUALITY

The following table sets forth changes in the Bank's allowance for credit losses for the quarters ended on the dates set forth below:

      (In US$ million)
      --------------------------------------------------------------------------------------------------
                                                  30-SEP-03   31-DEC-03  31-MAR-04 30-JUN-04  30-SEP-04
      --------------------------------------------------------------------------------------------------
      Allowance for credit losses
      At beginning of period                         $322.8      $272.3     $258.3    $236.9     $220.8
         Provisions (reversals) charged to
           expense                                    (5.1)       (9.4)     (21.4)    (17.4)     (23.7)
         Credit recoveries (1)                          2.0         0.0        0.0       1.3        4.6
         Credits written-off against the
         allowance                                   (47.4)       (4.6)        0.0       0.0      (1.6)
                                                     ------      ------     ------    ------     ------
      --------------------------------------------------------------------------------------------------
      Balance at end of period                       $272.3      $258.3     $236.9    $220.8     $200.0
                                                     ======      ======     ======    ======     ======
      --------------------------------------------------------------------------------------------------

      (1) 2Q04 includes a principal recovery of US$1.3 million of an Argentine loan charged-off against the allowance in 1999. 3Q04 includes a principal recovery due to the sale of US$4.4 million of an Argentine loan which had been charged-off against the allowance in 2003, as well as a principal recovery of US$0.2 million related to an Argentine loan charged-off in 1998.

As of September 30, 2004, the allowance for credit losses and the Bank's loan and contingencies portfolio on a per country basis were as follows:

      (In US$ million)
      -------------------------------------------------------------------------------------------------------------
                            At June 30, 2004             At September 30, 2004                  Change
                                                                                         (Sep. 30, 2004 vs.
                                                                                           Jun. 30, 2004)
                    -----------------------------------------------------------------------------------------------
                        Loans and                       Loans and                     Loans and
                      Contingencies   Allowance for   Contingencies   Allowance for  Contingencies    Allowance for
                     (Nominal Value)  credit losses  (Nominal Value)  credit losses  (Nominal Value)  credit losses
      -------------------------------------------------------------------------------------------------------------
      Argentina               $355      $(158)               $326      $(148)           $(29)            $10
      Brazil                 1,239        (34)              1,111        (24)           (128)             10
      Other Countries        1,102        (28)              1,141        (27)              40              1
                            ------      -----              ------      -----           -----             ---
      -------------------------------------------------------------------------------------------------------------
      Total                 $2,696      $(221)             $2,578      $(200)          $(118)            $21
                            ======      =====              ======      =====           =====             ===
      -------------------------------------------------------------------------------------------------------------

As of September 30, 2004, the Bank's credit portfolio outside Argentina is current with respect to principal and interest amounts.

LIQUIDITY

The following table shows the net cash position of the Bank as a percentage of its overall balance sheet and as a percentage of total deposits, at the following dates:

      ------------------------------------------------------------------------
                                            30-SEP-03    30-JUN-04   30-SEP-04
      ------------------------------------------------------------------------
      Net cash position (1) / total assets     10.5%         8.9%        7.8%
      Net cash position (1) / deposits         42.1%        26.5%       21.2%
      ------------------------------------------------------------------------

      (1) The Bank's net cash position consists of: cash due from banks, plus interest- bearing deposits with banks, less pledged certificates of deposit.

As of September 30, 2004, the Bank's deposits increased by 3%, or US$25 million, to US$866 million since June 30, 2004, and 41%, or US$253 million, from a year ago, primarily reflecting new deposits from central banks in the Region. The September 30, 2004 liquidity ratios reflect the Bank's decision to return its liquidity position to historical levels.

PERFORMANCE AND CAPITAL RATIOS

At September 30, 2004 the number of common shares outstanding was 39.1 million, compared to 39.4 million at June 30, 2004. The 231 thousand share difference corresponds to the amount of shares repurchased in the open market under the share repurchase program announced on August 5, 2004.

The following table sets forth the return on average stockholders' equity and the return on average assets for the periods indicated below:

      --------------------------------------------------------------------------
                                        9M03     9M04     3Q03     2Q04    3Q04
      --------------------------------------------------------------------------
      ROE (return on average'
        stockholders equity)           29.7%    19.1%    12.6%    15.8%   21.2%
      ROA (return on average assets)    4.7%     4.8%     2.8%     4.0%    5.8%
      --------------------------------------------------------------------------

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios as of September 30, 2004 would have been 43.8% and 45.0%, respectively. Equivalent figures for June 30, 2004, would have been 41.1% and 42.3%, respectively, and 37.8% and 39.0%, respectively, for September 30, 2003.

RECENT EVENTS

o Common Stockholders Dividends - On October 7, 2004, Bladex paid its common stockholders cash dividends in a total amount of US$1.15 per share, reflecting the regular quarterly dividend of US$0.15 per share, and a special dividend of US$1.00 per share.

o Preferred Stockholders Dividends - On November 6, 2004, the Board of Directors approved a dividend payment of $1.90 per preferred share, which was paid on November 15, 2004.

o Share Buyback Program - Under its US$50 million stock repurchase program, Bladex repurchased 231,200 shares for US$3.8 million during the quarter. During the month of October 2004, the Bank repurchased an additional 230,700 shares for US$3.7 million.

o Bladex Day at the New York Stock Exchange - On October 12, 2004, Bladex held an event at the New York Stock Exchange, commemorating its first 25 years of operations, and the launch of its new corporate identity.

Note: Various numbers and percentages set out in this press release have been rounded, and accordingly, may not total exactly.

ABOUT Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, and institutional and retail investors. Through September 30, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$127 billion.

--------------------------------------------------------------------------------
This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to collections in Argentina remaining strong, re-leveraging  the  Bank's  balance  sheet,  the  generation  of fee  income and increases in the net interest margin. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
--------------------------------------------------------------------------------

There will be a conference call to discuss the quarterly results on November 18, 2004 at 11:00 a.m. New York City time. For those interested in participating, please dial (800) 946-0719 in the United States or, if outside the United States, (719) 457-2645. Participants should give the conference ID#875025 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

Bladex's conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through November 23, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID# for the replayed call is 875025.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm
Melanie Carpenter / Peter Majeski
i-advize Corporate Communications, Inc.
80 Wall Street, Suite 515
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com


                                                    CONSOLIDATED BALANCE SHEET                                             EXHIBIT I


------------------------------------------------------------------------------------------------------------------------------------
                                                                           AT THE END OF,
                                                          --------------------------------------------
                                                               (A)             (B)            (C)        (C) - (B)
                                                          Sep. 30, 2003   Jun. 30, 2004  Sep. 30, 2004    CHANGE                %
------------------------------------------------------------------------------------------------------------------------------------
                                                             (In US$ thousands, except percentages)
ASSETS
Cash and due from banks .................................      $1,110           $747           $877           $131             18%
Interest-bearing deposits with banks (1) ................     259,042        224,501        184,500        (40,000)           (18)
Securities purchased under agreements to resell .........     132,022        112,433         29,825        (82,608)           (73)
Securities available for sale ...........................      54,006         43,273         51,064          7,791             18
Securities held to maturity .............................      38,581         28,722         28,353           (369)            (1)
 Loans ..................................................   2,151,755      2,209,417      2,121,210        (88,207)            (4)
  Less:
  Allowance for loan losses .............................    (243,479)      (186,624)      (162,230)        24,395            (13)
  Unearned income .......................................      (3,654)        (1,863)        (1,154)           709            (38)
                                                          -----------    -----------    -----------     -----------
 Loans, net .............................................   1,904,621      2,020,930      1,957,827        (63,103)            (3)

Premises and equipment ..................................       4,367          3,726          3,450           (276)            (7)
Customers' liabilities under acceptances ................      44,511         50,356         64,854         14,498             29
Accrued interest receivable .............................      12,015         11,218         10,447           (771)            (7)
Derivatives financial instruments - assets ..............       1,654              0              0              0              0
Other assets ............................................       7,204          6,397          6,296           (100)            (2)
                                                          -----------    -----------    -----------     -----------

TOTAL ASSETS ............................................  $2,459,133     $2,502,301     $2,337,494      ($164,808)            (7)%
                                                          ===========    ===========    ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing - Demand ..........................     $16,554        $16,426        $19,731         $3,305             20%
  Interest-bearing - Time ...............................     596,144        824,625        846,184         21,559              3
                                                          -----------    -----------    -----------     -----------
Total Deposits ..........................................     612,698        841,051        865,915         24,864              3

Short-term borrowings and placements ....................     596,698        510,417        362,366       (148,051)           (29)
Medium and long-term borrowings and placements ..........     573,689        405,007        326,410        (78,597)           (19)

Acceptances outstanding .................................      44,511         50,356         64,854         14,498             29
Accrued interest payable ................................       5,479          5,602          5,456           (146)            (3)
Derivatives financial instruments - liabilities .........       8,866          4,876              0         (4,876)          (100)
Reserve for losses on off-balance sheet credit risk .....      28,837         34,134         37,816          3,683             11
Other liabilities .......................................      20,595         21,090         62,276         41,186            195
                                                          -----------    -----------    -----------     -----------
TOTAL LIABILITIES .......................................  $1,891,374     $1,872,533     $1,725,095      ($147,438)            (8)%
                                                          -----------    -----------    -----------     -----------

STOCKHOLDERS' EQUITY
Common stock, no par value ..............................     279,976        279,978        279,978
Capital surplus .........................................     133,717        133,817        133,817
Capital reserves ........................................      95,210         95,210         95,210
Accumulated other comprehensive income ..................       8,974          9,094          6,785
Retained earnings .......................................     135,515        197,239        185,974
Treasury stock ..........................................     (85,634)       (85,570)       (89,365)
                                                          -----------    -----------    -----------

 TOTAL STOCKHOLDERS' EQUITY .............................    $567,759       $629,768       $612,399       ($17,369)            (3)%
                                                          -----------    -----------    -----------     -----------

 TOTAL LIABILITIES, AND STOCKHOLDERS' EQUITY ............  $2,459,133     $2,502,301     $2,337,494      ($164,808)            (7)%
                                                          ===========    ===========    ===========     ===========
------------------------------------------------------------------------------------------------------------------------------------

                                                                    (C) - (A)
                                                                     CHANGE              %
------------------------------------------------------------------------------------------------
ASSETS .........................................................      ($233)           (21)%
Cash and due from banks ........................................    (74,542)           (29)
Interest-bearing deposits with banks (1) .......................   (102,197)           (77)
Securities purchased under agreements to resell ................     (2,942)            (5)
Securities available for sale ..................................    (10,228)           (27)
Securities held to maturity ....................................    (30,545)            (1)
 Loans
  Less: ........................................................     81,249            (33)
  Allowance for loan losses ....................................      2,501            (68)
  Unearned income                                               -----------
 Loans, net ....................................................     53,205              3

Premises and equipment .........................................       (917)           (21)
Customers' liabilities under acceptances .......................     20,343             46
Accrued interest receivable ....................................     (1,568)           (13)
Derivatives financial instruments - assets .....................     (1,654)          (100)
Other assets ...................................................       (908)           (13)
                                                                -----------
TOTAL ASSETS ...................................................  ($121,640)            (5)%
                                                                ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits .......................................................
  Noninterest-bearing - Demand .................................      $3,177             19%
  Interest-bearing - Time ......................................     250,040             42
                                                                -----------
Total Deposits .................................................    253,217             41
Short-term borrowings and placements ...........................   (234,332)           (39)
Medium and long-term borrowings and placements                     (247,279)           (43)
Acceptances outstanding ........................................     20,343             46
Accrued interest payable .......................................        (23)            (0)
Derivatives financial instruments - liabilities ................     (8,866)          (100)
Reserve for losses on off-balance sheet credit risk ............      8,980             31
Other liabilities ..............................................     41,681            202
                                                                 -----------
TOTAL LIABILITIES                                                 ($166,279)            (9)%
                                                                 -----------
STOCKHOLDERS' EQUITY
Common stock, no par value .....................................
Capital surplus ................................................
Capital reserves ...............................................
Accumulated other comprehensive income .........................
Retained earnings ..............................................
Treasury stock .................................................

 TOTAL STOCKHOLDERS' EQUITY ....................................    $44,640              8%
                                                                 -----------

 TOTAL LIABILITIES, AND STOCKHOLDERS' EQUITY ...................  ($121,640)            (5)%
                                                                 ===========
------------------------------------------------------------------------------------------------

(1) Interest-bearing deposits with banks includes pledged certificate of deposit in the amount of US$2.2 million at September 30, 2003, June 30, 2004, and September 30, 2004.

                                         CONSOLIDATED STATEMENT OF INCOME                                                 EXHIBIT II

------------------------------------------------------------------------------------------------------------------------------------
                                                                      FOR THE THREE MONTHS ENDED
                                                            -----------------------------------------------
                                                                 (A)             (B)              (C)        (C) - (B)
                                                            Sept. 30, 2003   Jun. 30, 2004   Sept. 30, 2004    CHANGE          %
------------------------------------------------------------------------------------------------------------------------------------
                                                            (In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income ..............................................  $22,769         $17,687         $18,535          $849          5%
Interest expense .............................................   (9,339)         (6,632)         (7,950)       (1,318)        20
                                                                -------         -------         -------       -------
NET INTEREST INCOME ..........................................   13,430          11,054          10,585          (469)        (4)
Reversal of provision for loan losses ........................   10,093          20,638          27,413         6,775         33
                                                                -------         -------         -------       -------
NET INTEREST INCOME AFTER REVERSAL OF
PROVISION FOR LOAN LOSSES ....................................   23,523          31,692          37,998         6,306         20

OTHER INCOME (EXPENSE):
Commission income, net .......................................    1,782           1,471           1,569            98          7
Provision for losses on off-balance sheet credit risk ........   (5,034)         (3,212)         (3,683)         (471)        15
Derivatives and hedging activities ...........................   (6,667)            (89)             24           113       (126)
Impairment loss on securities ................................      (75)              0               0             0        n.a.(*)
Gain on the sale of securities available for sale ............    8,860             332           2,589         2,257        679
Loss on foreign currency exchange ............................      176            (205)              5           210       (102)
Other income (expense) .......................................       (7)              1              14            13      1,463
                                                                -------         -------         -------       -------
NET OTHER INCOME (EXPENSE) ...................................     (965)         (1,702)            518         2,220       (130)

OPERATING EXPENSES:
Salaries and other employee expenses .........................   (2,103)         (2,493)         (2,382)          111         (4)
Depreciation of premises and equipment .......................     (378)           (338)           (330)            9         (3)
Professional services ........................................     (632)           (870)           (416)          454        (52)
Maintenance and repairs ......................................     (292)           (349)           (299)           50        (14)
Other operating expenses .....................................   (1,350)         (1,676)         (1,365)          312        (19)
                                                                -------         -------         -------       -------
TOTAL OPERATING EXPENSES .....................................   (4,755)         (5,727)         (4,792)          935        (16)

NET INCOME ...................................................  $17,803         $24,263         $33,724        $9,461         39
                                                                =======         =======         =======       =======
NET INCOME AVAILABLE FOR COMMON
 STOCKHOLDERS ................................................  $17,803         $24,263         $33,724        $9,461         39%

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...................     0.45            0.62            0.86
Diluted earnings per share ...................................     0.45            0.62            0.86

COMMON SHARES OUTSTANDING:
Period average ...............................................   39,343          39,353          39,297

PERFORMANCE RATIOS:
Return on average assets .....................................     2.83%           3.97%           5.82%
Return on average stockholders' equity .......................    12.65%          15.81%          21.18%
Net interest margin ..........................................     1.96%           1.72%           1.74%
Net interest spread ..........................................     1.31%           1.19%           1.02%
Total operating expenses to total average assets .............     0.76%           0.94%           0.83%
------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                                                (C) - (A)
                                                                 CHANGE            %
---------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income ..............................................  ($4,233)          (19)%
Interest expense .............................................    1,389           (15)
                                                                -------
NET INTEREST INCOME ..........................................   (2,845)          (21)
Reversal of provision for loan losses ........................   17,320           172
                                                                -------
NET INTEREST INCOME AFTER REVERSAL OF
PROVISION FOR LOAN LOSSES ....................................   14,475            62

OTHER INCOME (EXPENSE):
Commission income, net .......................................     (212)          (12)
Provision for losses on off-balance sheet credit risk ........    1,351           (27)
Derivatives and hedging activities ...........................    6,690          (100)
Impairment loss on securities ................................       75          (100)
Gain on the sale of securities available for sale ............   (6,270)          (71)
Loss on foreign currency exchange ............................     (171)          (97)
Other income (expense) .......................................       21          (292)
                                                                -------
NET OTHER INCOME (EXPENSE) ...................................    1,483          (154)

OPERATING EXPENSES:
Salaries and other employee expenses .........................     (279)           13
Depreciation of premises and equipment .......................       49           (13)
Professional services ........................................      216           (34)
Maintenance and repairs ......................................       (7)            2
Other operating expenses .....................................      (15)            1
                                                                -------
TOTAL OPERATING EXPENSES .....................................      (37)            1

NET INCOME ...................................................  $15,922            89
                                                                =======
NET INCOME AVAILABLE FOR COMMON
 STOCKHOLDERS ................................................  $15,922            89%

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...................
Diluted earnings per share ...................................

COMMON SHARES OUTSTANDING:
Period average ...............................................

PERFORMANCE RATIOS:
Return on average assets .....................................
Return on average stockholders' equity .......................
Net interest margin ..........................................
Net interest spread ..........................................
Total operating expenses to total average assets .............
---------------------------------------------------------------------------------------

(*)   "n.a." means not applicable.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                      (Consolidated Statements of Income, Balance Sheet, and Selected Financial Ratios)                  EXHIBIT III

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               FOR THE NINE MONTHS ENDED SEPT. 30,
                                                                                               -----------------------------------
                                                                                                     2003                 2004
------------------------------------------------------------------------------------------------------------------------------------
(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ......................................................................          $40,717              $32,962
Reversal of provision for loan losses and off-balance sheet credit risk ..................           49,380               62,545
Commission income, net ...................................................................            6,046                4,726
Derivatives and hedging activities .......................................................           (7,789)                  48
Impairment loss on securities ............................................................             (953)                   0
Gain on early extinguishment of debt .....................................................              789                    6
Gain on the sale of securities available for sale ........................................           22,211                2,922
Loss on foreign currency exchange ........................................................             (384)                (201)
Other income (expense) ...................................................................               (5)                  17
Operating expenses .......................................................................          (14,749)             (15,208)
                                                                                                -----------          -----------
NET INCOME ...............................................................................          $95,263              $87,817
                                                                                                ===========          ===========
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS .............................................          $94,895              $87,817

BALANCE SHEET DATA:
Securities purchased under agreements to resell ..........................................          132,022               29,825
Investment securities ....................................................................           92,587               79,417
Loans, net ...............................................................................        1,904,621            1,957,827
Total assets .............................................................................        2,459,133            2,337,494
Deposits .................................................................................          612,698              865,915
Short-term borrowings and placements .....................................................          596,698              362,366
Medium and long-term borrowings and placements ...........................................          573,689              326,410
Total liabilities ........................................................................        1,891,374            1,725,095
Stockholders' equity .....................................................................          567,759              612,399

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...............................................             3.78                 2.23
Diluted earnings per share ...............................................................             3.76                 2.23
Book value (period average) ..............................................................            17.00                15.63
Book value (period end) ..................................................................            14.42                15.65

COMMON SHARES OUTSTANDING:
Period average ...........................................................................           25,079               39,334
Period end ...............................................................................           39,343               39,122

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .................................................................             4.69%                4.81%
Return on average stockholders' equity ...................................................            29.72%               19.08%
Net interest margin ......................................................................             1.81%                1.71%
Net interest spread ......................................................................             1.18%                1.11%
Total operating expenses to total average assets .........................................             0.73%                0.83%

ASSET QUALITY RATIOS:

Non-accruing loans and investments to total loan and investment  portfolio ...............            19.81%               15.16%
Net charge offs to total loan and investment portfolio ...................................             5.54%              -0.19%
Allowance for loan losses to total loans .................................................            11.33%                7.65%
Allowance for loan losses to non-accruing loans ..........................................            52.37%               48.14%
Allowance for losses on off-balance sheet credit risk to total
  contingencies ..........................................................................             6.86%                8.86%

CAPITAL RATIOS:
Stockholders' equity to total assets .....................................................            23.09%               26.20%
Tier 1 capital to risk-weighted assets ...................................................            37.78%               43.75%
Total capital to risk-weighted assets ....................................................            39.03%               45.00%
------------------------------------------------------------------------------------------------------------------------------------

                                         CONSOLIDATED STATEMENT OF INCOME                                                 EXHIBIT IV
------------------------------------------------------------------------------------------------------------------------------------
                                                                            FOR THE NINE MONTHS
                                                                               ENDED SEPT. 30,
                                                                          ------------------------
                                                                            2003            2004           CHANGE               %
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ...................................................       $ 76,873        $ 55,730        ($21,143)            (28)%
Interest expense ..................................................        (36,155)        (22,768)         13,387             (37)
                                                                          --------        --------        --------

NET INTEREST INCOME ...............................................         40,717          32,962          (7,756)            (19)

Reversal of provision for loan losses .............................         54,847          66,389          11,542              21
                                                                          --------        --------        --------

NET INTEREST INCOME AFTER REVERSAL OF PROVISION
  FOR LOAN LOSSES .................................................         95,565          99,351           3,786               4

OTHER INCOME (EXPENSE):
Commission income, net ............................................          6,046           4,726          (1,320)            (22)
Provision for losses on off-balance sheet credit risk .............         (5,467)         (3,844)          1,623             (30)
Derivatives and hedging activities ................................         (7,789)             48           7,836            (101)
Impairment loss on securities .....................................           (953)              0             953            (100)
Gain on early extinguishment of debt ..............................            789               6            (783)            (99)
Gain on the sale of securities available for sale .................         22,211           2,922         (19,289)            (87)
Loss on foreign currency exchange .................................           (384)           (201)            183             (48)
Other income (expense) ............................................             (5)             17              22            (452)
                                                                          --------        --------        --------
NET OTHER INCOME (EXPENSE) ........................................         14,448           3,674         (10,774)            (75)


OPERATING EXPENSES:
Salaries and other employee expenses ..............................         (7,093)         (7,252)           (159)              2
Depreciation of premises and equipment ............................         (1,131)         (1,027)            104              (9)
Professional services .............................................         (2,163)         (1,793)            370             (17)
Maintenance and repairs ...........................................           (831)           (905)            (74)              9
Other operating expenses ..........................................         (3,533)         (4,231)           (699)             20
                                                                          --------        --------        --------
TOTAL OPERATING EXPENSES ..........................................        (14,749)        (15,208)           (458)              3

NET INCOME ........................................................       $ 95,263        $ 87,817        ($ 7,446)             (8)
                                                                          ========        ========        ========
------------------------------------------------------------------------------------------------------------------------------------

                                  CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES                                   EXHIBIT V

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 FOR THE THREE MONTHS ENDED,
                          ---------------------------------------------------------------------------------------------------------
                                September 30, 2003                     June 30, 2004                      September 30, 2004
                          ---------------------------------   ---------------------------------   ---------------------------------
                            AVERAGE                   AVG.      AVERAGE                   AVG.      AVERAGE                   AVG.
                            BALANCE      INTEREST     RATE      BALANCE      INTEREST     RATE      BALANCE      INTEREST     RATE
-----------------------------------------------------------   ---------------------------------   ---------------------------------
                                              (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing
  deposits with banks..   $   317,169    $    824     1.02%   $   201,083    $    516     1.02%   $   217,305    $    777     1.40%
Securities purchased
  under agreements
  to resell ...........       132,022         642     1.90        129,374         590     1.80         90,393         502     2.17
Loans, net of discount      1,630,161      13,854     3.33      1,797,147      10,791     2.38      1,691,634      11,113     2.57
Impaired loans ........       523,420       5,765     4.31        387,236       4,599     4.70        347,789       4,693     5.28
Investment securities..       111,003       1,683     5.93         75,224       1,190     6.26         74,670       1,450     7.60
TOTAL INTEREST EARNING    ---------------------------------   ---------------------------------   ---------------------------------
  ASSETS ..............   $ 2,713,775    $ 22,769     3.28%   $ 2,590,064    $ 17,687     2.70%   $ 2,421,792    $ 18,535     2.99%
                          ---------------------------------   ---------------------------------   ---------------------------------
Non interest earning
  assets ..............        54,146                              61,884                              58,706
Allowance for loan
  losses ..............      (278,190)                           (201,514)                           (180,272)
Other assets ..........         8,305                               7,670                               6,614
                          -----------                         -----------                         -----------
TOTAL ASSETS ..........   $ 2,498,036                         $ 2,458,103                         $ 2,306,840
                          -----------                         -----------                         -----------
INTEREST BEARING
  LIABILITITES
Deposits ..............   $   559,101    $  1,638     1.15%   $   773,165    $  2,309     1.18%   $   754,364    $  3,068     1.59%
Short-term borrowings
  and placements ......       565,633       2,796     1.93        546,876       2,058     1.49        449,535       2,006     1.75
Medium and long-term
  borrowings and
  placements ..........       723,394       4,905     2.65        417,305       2,266     2.15        368,824       2,876     3.05
TOTAL INTEREST BEARING    ---------------------------------   ---------------------------------   ---------------------------------
  LIABILITIES .........   $ 1,848,128    $  9,339     1.98%   $ 1,737,346    $  6,632     1.51%   $ 1,572,723    $  7,950     1.98%
                          ---------------------------------   ---------------------------------   ---------------------------------
Non interest bearing
  liabilities and other
  liabilities .........   $    91,526                         $   103,512                         $   100,714

TOTAL LIABILITIES .....     1,939,654                           1,840,858                           1,673,437

STOCKHOLDERS' EQUITY ..       558,382                             617,246                             633,402
                          -----------                         -----------                         -----------
  TOTAL LIABILITIES AND
    STOCKHOLDERS'
    EQUITY ............   $ 2,498,036                         $ 2,458,103                         $ 2,306,840
                          -----------                         -----------                         -----------
NET INTEREST SPREAD ...                               1.31%                               1.19%                               1.02%
                                                      -----                               -----                               -----
NET INTEREST INCOME
  AND NET INTEREST
  MARGIN ..............                  $ 13,430     1.96%                  $ 11,054     1.72%                  $ 10,585     1.74%
                                         ------------------                  ------------------                  ------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT VI

             CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

---------------------------------------------------------------------------------------------------------------------------------
                                                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                ---------------------------------------------------------------------------------
                                                                   2003                                       2004
                                                --------------------------------------------  -----------------------------------
                                                  AVERAGE                       AVG.         AVERAGE                        AVG.
                                                  BALANCE        INTEREST       RATE         BALANCE        INTEREST        RATE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks.........    $434,615         $3,901       1.18%         $228,758         $1,929        1.11%
Securities purchased under agreements
   to resell.................................     132,022          1,995        1.99          117,165          1,709        1.92
Loans, net of discount.......................   1,686,790         47,144        3.69        1,761,982         33,230        2.48
Impaired loans...............................     610,787         17,487        3.78          386,740         14,792        5.03
Investment securities........................     136,330          6,346        6.14           75,798.         4,069        7.05
                                               --------------------------------------      -------------------------------------
TOTAL INTEREST EARNING ASSETS................  $3,000,544        $76,873        3.38%      $2,570,443        $55,730        2.85%
                                               --------------------------------------      -------------------------------------
                                                                                 -                                                 -
Non interest earning assets..................      55,621                                      59,244
Allowance for loan losses....................    (354,778)                                   (199,702)
Other assets.................................      16,336                                       7,576
                                               ----------                                  ----------
TOTAL ASSETS.................................  $2,717,723                                  $2,437,561
                                               ----------                                  ----------


INTEREST BEARING LIABILITITES

Deposits.....................................    $552,180         $5,433        1.30%        $745,758         $7,470        1.32%
Short-term borrowings and placements.........     634,721          9,913        2.06          549,317          6,470        1.55
Medium and long-term borrowings
  and placements.............................     982,924         20,809        2.79          424,405          8,828        2.73

                                               --------------------------------------      -------------------------------------
TOTAL INTEREST BEARING LIABILITIES...........  $2,169,825        $36,155        2.20%      $1,719,479        $22,768        1.74%
                                               --------------------------------------      -------------------------------------
Non interest bearing liabilities and
  other liabilities..........................    $120,944                                    $103,226

TOTAL LIABILITIES............................   2,290,769                                   1,822,705

STOCKHOLDERS' EQUITY.........................     426,954                                     614,856
                                               ----------                                  ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.....................................  $2,717,723                                  $2,437,561
                                               ----------                                  ----------
NET INTEREST SPREAD..........................                                   1.18%                                       1.11%
                                                                                -----                                       -----
NET INTEREST INCOME AND NET
  INTEREST MARGIN............................                    $40,717        1.81%                        $32,962        1.71%
                                                                 --------------------                        -------------------
---------------------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT VII

                        CONSOLIDATED STATEMENT OF INCOME
                 (In US$ thousands, except percentages & ratios)

----------------------------------------------------------------------------------------------------------------------------------
                                       NINE MONTHS                    FOR THE THREE MONTHS ENDED                       NINE MONTHS
                                          ENDED        -------------------------------------------------------------       ENDED
                                        SEP 30/03      SEP 30/03    DEC 31/03    MAR 31/04    JUN 30/04    SEP 30/04    SEP 30/04
                                       -------------------------------------------------------------------------------------------

INCOME STATEMENT DATA:
Interest income........................  $76,873        $22,769      $21,522      $19,508      $17,687      $18,535      $55,730
Interest expense.......................  (36,155)        (9,339)      (8,253)      (8,186)      (6,632)      (7,950)     (22,768)
                                         -----------------------------------------------------------------------------------------
NET INTEREST INCOME ...................   40,717         13,430       13,270       11,322       11,054       10,585       32,962

Reversal of provision for
  loan losses..........................   54,847         10,093       14,661       18,338       20,638       27,413       66,389
                                         -----------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER REVERSAL
  OF PROVISION FOR LOAN LOSSES.........   95,565         23,523       27,930       29,660       31,692       37,998       99,351

OTHER INCOME (EXPENSE):
Commission income, net.................    6,046          1,782        1,400        1,686        1,471        1,569        4,726
Provision for losses on
  off-balance sheet credit risk........   (5,467)        (5,034)      (5,127)       3,051       (3,212)      (3,683)      (3,844)
Derivatives and hedging
  activities...........................   (7,789)        (6,667)        (199)         113          (89)          24           48
Impairment loss on securities..........     (953)           (75)           0            0            0            0            0
Gain on early extinguishment
  of debt..............................      789              0            0            6            0            0            6
Gain on the sale of securities
  available for sale...................   22,211          8,860            0            0          332        2,589        2,922
Gain (loss) on foreign
  currency exchange....................     (384)           176            3           (1)        (205)           5         (201)
Other income (expense) ................       (5)            (7)          38            2            1           14           17
                                         -----------------------------------------------------------------------------------------
NET OTHER INCOME (EXPENSE).............   14,448           (965)      (3,886)       4,858       (1,702)         518        3,674

TOTAL OPERATING EXPENSES...............  (14,749)        (4,755)      (7,812)      (4,689)      (5,727)      (4,792)     (15,208)
                                         -----------------------------------------------------------------------------------------
NET INCOME.............................  $95,263        $17,803      $16,233      $29,830      $24,263      $33,724      $87,817
                                         =======        =======      =======      =======      =======      =======      =======
NET INCOME AVAILABLE FOR
  COMMON STOCKHOLDERS..................  $94,895        $17,803      $16,233      $29,830      $24,263      $33,724      $87,817

----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income after preferred
  stock dividend.......................    $3.78          $0.45        $0.41        $0.76        $0.62        $0.86        $2.23

PERFORMANCE RATIOS
Return on average assets...............    4.69%          2.83%        2.71%        4.71%        3.97%        5.82%        4.81%
Return on average stockholders'
  equity...............................   29.72%         12.65%       11.15%       20.20%       15.81%       21.18%       19.08%
Net interest margin....................    1.81%          1.96%        2.07%        1.69%        1.72%        1.74%        1.71%
Net interest spread....................    1.18%          1.31%        1.41%        1.11%        1.19%        1.02%        1.11%
Total operating expenses to
  average assets.......................    0.73%          0.76%        1.31%        0.74%        0.94%        0.83%        0.83%
----------------------------------------------------------------------------------------------------------------------------------

                                                                    EXHIBIT VIII

                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                (In US$ millions)

------------------------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------
                                          (A)            (B)             (C)
COUNTRY                                 30SEP03        30JUN04         30SEP04        (C) - (B)    (C) - (A)
                                        --------------------------------------------------------------------
   ARGENTINA........................      $452           $360            $327            (34)        (126)
   BRAZIL...........................     1,197          1,254           1,123           (131)         (74)
   CHILE............................        44            122             141             19           98
   COLOMBIA.........................        94            110             138             27           43
   COSTA RICA.......................        32             59              43            (16)          11
   DOMINICAN REPUBLIC...............       135             28              28             (0)        (107)
   ECUADOR..........................        64             95              98              3           34
   EL SALVADOR......................        21             42              62             20           41
   GUATEMALA........................        32             28              21             (7)         (11)
   HONDURAS.........................         0              2               9              7            9
   JAMAICA..........................        23             23              20             (3)          (3)
   MEXICO...........................       253            251             311             61           58
   NICARAGUA........................        10              9               9              0           (1)
   PANAMA...........................        44             65              90             25           46
   PARAGUAY.........................         1              0               0              0           (1)
   PERU.............................       103            108              88            (20)         (15)
   TRINIDAD & TOBAGO................        77             55              77             22            0
   VENEZUELA........................        81             34              36              2          (46)
   OTHER (1)........................       132            124              37            (87)         (95)
                                        ------         ------          ------          -----        -----

  TOTAL CREDIT PORTFOLIO (2)........    $2,797         $2,768          $2,658          ($110)       ($139)
  UNEARNED INCOME (3)...............       ($4)           ($2)           ($1)             $1           $3
                                        ------         ------          ------          -----        -----

  TOTAL CREDIT PORTFOLIO,
        NET OF UNEARNED INCOME......    $2,793         $2,766          $2,657          ($109)       ($136)
                                        ======         ======          ======          =====        =====

------------------------------------------------------------------------------------------------------------

(1) At September 30, 2004 includes: (i) securities purchased under agreements to resell with Argentine counterparties of US$30 million at September 30, 2004, which were fully collaterized with US Treasury securities, and which the Bank classifies as US country risk; (ii) guarantees issued of US$7 million to a Multilateral Bank in Honduras; and iii) US$82 thousand and US$33 thousand of letter of credit confirmed for a bank in Spain and United States, respectively.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies including confirmed letters of credit, stand-by letters of credit and reimbursement undertaking and guarantees covering commercial and country risks and credit commitments.

(3)   Represents unearned income on loans.